Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010

MANAGEMENT REPORT

Management’s Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Augusta Resource Corporation (the “Company”) are the responsibility of Management. The consolidated financial statements have been prepared by management in United States dollars in accordance with International Financial Reporting Standards and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the consolidated financial statements. The Board of Directors fulfills its responsibilities regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and complies with the Audit Committee requirements of the NYSE-Amex. The Audit Committee meets at least on a quarterly basis.

Management’s Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system was designed to provide reasonable assurance to the Company’s management regarding the preparation and presentation of the consolidated financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control–Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on our evaluation, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

Ernst & Young LLP, a registered public accounting firm, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the consolidated financial statements and the Company’s internal control over financial reporting as at December 31, 2011, as stated in their Auditors’ Report. Ernst & Young LLP has provided such opinions.

Raghunath Reddy	Gilmour Clausen
Senior Vice-President & Chief Financial Officer	President & Chief Executive Officer

March 19, 2012
Vancouver, Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Augusta Resource Corporation

We have audited the accompanying consolidated financial statements of Augusta Resource Corporation, which comprise the consolidated statements of financial position as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of comprehensive profit, changes in equity and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Augusta Resource Corporation as at December 31, 2011 and 2010, and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Augusta Resource Corporation’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2012 expressed an unqualified opinion on Augusta Resource Corporation’s internal control over financial reporting.

Vancouver, Canada	/s/ Ernst & Young LLP
March 19, 2012	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Augusta Resource Corporation

We have audited Augusta Resource Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Augusta Resource Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Assessment of Internal Control over Financial Reporting”. Our responsibility is to express an opinion on Augusta Resource Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Augusta Resource Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Augusta Resource Corporation, which comprise the consolidated statements of financial position as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of comprehensive profit, changes in equity and cash flows for the years ended December 31, 2011 and 2010 of Augusta Resource Corporation and our report dated March 19, 2012, expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
March 19, 2012	Chartered Accountants

Augusta Resource Corporation
Consolidated Statements of Financial Position
(in U.S. dollars)

		December 31,	December 31,	January 1,
	Notes	2011	2010	2010
ASSETS			(Note 3)	(Note 3)
Current assets
Cash and cash equivalents		$31,016,782	$31,505,341	$6,247,217
Short-term investments		286,991	-	-
Accounts receivable	4	1,373,269	110,402	18,476
Due from related parties	12	37,898	6,142	252,444
Current portion of other assets	6	750,000	626,793	250,000
Prepaids and other		463,862	135,235	313,714
		33,928,802	32,383,913	7,081,851
Non-current assets
Deposits on long-lead equipment	5	78,213,911	63,504,206	39,206,559
Development costs	7	119,014,472	83,528,996	48,844,541
Property, plant, and equipment	5	10,793,397	10,053,089	8,524,691
Mineral properties	7	24,592,564	25,693,861	26,670,935
Other assets	6	1,890,463	2,235,076	2,235,877
		$268,433,609	$217,399,141	$132,564,454

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	8, 12	$5,466,015	$5,100,819	$12,386,174
Warrants liability	9d, 10d	1,110,481	9,489,886	1,860,205
Current portion of long-term debt	9, 17a	44,984,760	-	42,177,512
		51,561,256	14,590,705	56,423,891
Non-current liabilities
Deferred income tax liability	4, 15	1,211,000	-	-
Long-term debt	9	-	40,864,215	3,590,439
Total liabilities		52,772,256	55,454,920	60,014,330
Shareholders' equity
Share capital	10	217,557,562	183,663,391	114,398,952
Reserves		22,113,694	17,958,798	18,360,560
Deficit		(24,009,903)	(39,677,968)	(60,209,388)
		215,661,353	161,944,221	72,550,124
		$268,433,609	$217,399,141	$132,564,454
Commitments	14

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gilmour Clausen
Richard W. Warke, Director	Gilmour Clausen, Director

Augusta Resource Corporation
Consolidated Statements of Comprehensive Profit
(in U.S. dollars)

	Notes	2011	2010
			(Note 3)
EXPENSES
Salaries and benefits		$1,927,387	$1,692,925
Stock-based compensation	10	3,450,300	1,139,468
Exploration and project investigation		1,522,686	-
Legal, accounting and audit		797,540	1,505,182
Travel		260,437	223,968
Consulting		112,688	230,422
Filing and regulatory fees		250,439	120,338
Recruiting fees		38,031	55,500
Office and administration		327,679	226,925
Rent		208,845	168,211
Investor relations		112,204	118,325
Directors' fees		199,600	134,094
Insurance		283,909	168,379
Membership and conferences		22,522	12,148
Amortization		257,344	181,499
Fiscal and advisory services		18,329	15,363
Loss from operations		(9,789,940)	(5,992,747)
Interest and other income/expenses		1,023,999	669,718
Other expenses		(594,512)	(706,311)
Gains (loss) on shares and warrants		2,624,251	(2,339,567)
Foreign exchange gains		26,672	612,840
Interest and finance charges		(14,168)	(14,419)
Gain on sale of interest	4	23,602,763	28,301,906
Profit before taxes		16,879,065	20,531,420
Deferred income tax expense	4, 15a	(1,211,000)	-
Net comprehensive profit for the year		$15,668,065	$20,531,420

Earnings per share
- Basic		$0.11	$0.17
- Diluted		$0.11	$0.16
Weighted average number of shares outstanding -
- Basic		141,422,942	123,283,762
- Diluted		145,227,236	125,533,471

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Cash Flows
(in U.S. dollars)

	Notes	2011	2010
			(Note 3)
Cash flows used in operating activities
Net comprehensive profit for the year		$15,668,065	$20,531,420
Items not involving cash
Amortization		257,344	181,499
Unrealized foreign exchange losses (gains)		185,411	(655,938)
Accretion income		(352,075)	(481,487)
Stock-based compensation		3,450,300	1,139,468
Deferred income tax expense	4, 15a	1,211,000	-
(Gains) losses on shares and warrants		(2,624,251)	2,339,567
Gain on sale of interest	4	(23,602,763)	(28,301,906)
Other		722	-
		(5,806,247)	(5,247,377)
Changes in working capital items	11	(925,568)	688,794
Cash used in operating activities		(6,731,815)	(4,558,583)
Financing activities
Shares issued for cash	10	24,949,124	71,413,613
Share issue costs		(115)	(2,008,928)
Deferred financing costs		-	(1,476,732)
Joint venture partner's contribution	4	31,409,649	34,719,193
Loan from related party	12	-	3,000,000
Repayment of loan from related party	12	-	(3,000,000)
Proceeds from long-term debt	9	-	43,990,000
Repayment of long-term debt	9	-	(46,782,262)
Cash provided by financing activities		56,358,658	99,854,884

Investing activities
Mineral property expenditures		-	(80,904)
Deposits on long-lead equipment		(16,360,396)	(31,867,522)
Development cost expenditures		(31,110,944)	(36,878,254)
Property, plant and equipment expenditures		(1,217,732)	(2,121,874)
Advances to joint venture	4	(1,329,453)	-
Proceeds from long-term receivable and other assets		347,100	250,000
Proceeds from sale of short-term investments		133,852	-
Proceeds from sale of fixed assets		8,000	-
Purchases of short-term investments		(514,986)	-
Cash used in investing activities		(50,044,559)	(70,698,554)

Effect of exchange rate changes on cash and cash equivalents		(70,843)	660,377
(Decrease) increase in cash and cash equivalents		(488,559)	25,258,124
Cash and cash equivalents, beginning of year		31,505,341	6,247,217
Cash and cash equivalents, end of year		$31,016,782	$31,505,341

Supplemental cash flow information on non-cash transactions	11

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Changes in Equity
(in U.S. dollars except for shares)

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance at January 1 , 2010	106,768,816	$114,398,952	$18,360,561	$(60,209,388)	$72,550,125
Shares and warrants issued pursuant to private placement	10,905,590	24,652,808	-	-	24,652,808
Shares and warrants issued pursuant to equity offering	11,820,000	31,908,315	-	-	31,908,315
Share issue costs	-	(2,008,928)	-	-	(2,008,928)
Restricted shares issued	466,665	341,900	(377,578)	-	(35,678)
Proceeds from exercise of compensation options and warrants	3,414,066	8,789,783	-	-	8,789,783
Proceeds from exercise of stock options	2,220,565	5,580,561	(2,243,688)	-	3,336,873
Stock-based compensation expense	-	-	1,036,822	-	1,036,822
Stock-based compensation capitalized	-	-	1,182,681	-	1,182,681
Net comprehensive profit	-	-	-	20,531,420	20,531,420
Balance at December 31, 2010	135,595,702	$183,663,391	$17,958,798	$(39,677,968)	$161,944,221
Share issue costs	-	(115)	-	-	(115)
Shares issued on vesting of restricted share units	111,665	408,818	(408,818)	-	-
Proceeds from exercise of stock options	1,535,230	5,178,020	(1,831,800)	-	3,346,220
Proceeds from exercise of warrants	5,452,795	27,252,895	-	-	27,252,895
Restricted shares issued	465,000	1,054,553	(514,553)	-	540,000
Stock-based compensation expense	-	-	3,450,300	-	3,450,300
Stock-based compensation capitalized	-	-	3,459,767	-	3,459,767
Net comprehensive profit	-	-	-	15,668,065	15,668,065

Balance at December 31, 2011	143,160,392	$217,557,562	$22,113,694	$(24,009,903)	$215,661,353

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Augusta Resource Corporation (the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company is incorporated under the Canada Business Corporations Act and its registered office is Suite 400, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6. The Company is domiciled in Canada and its shares are listed on the Toronto Stock Exchange and NYSE Amex Equities. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including, but not limited to, the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or, alternatively, the ability to dispose of the property at amounts sufficient to recover capitalized expenditures.

The Company incurred a net comprehensive profit of $15.67 million for the year ended December 31, 2011 (2010 – net profit of $20.53 million) and had an accumulated deficit of $24.01 million as at December 31, 2011 (December 31, 2010 - $39.68 million; January 1, 2010 - $60.21 million). The net comprehensive profit realized during the years ended December 31, 2011 and 2010 was due primarily to non-cash gains from the sale of a 3.84% interest (December 31, 2010 – 4.11% interest) in the Rosemont project to Rosemont’s joint venture partner. The Company generates minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont commences commercial production. Historically, operating losses and Rosemont development expenditures have been funded primarily from proceeds of equity and debt issues. The $43 million Red Kite loan and accrued interest are due on April 21, 2012 (Note 9d) and a term sheet, subject to completion of due diligence, regulatory approval and final legal documentation, have been signed which extends the due date for up to one additional year (Note 17a). Planned 2012 activities include significant Rosemont expenditures which will be partly funded from its current cash reserves. The Company is currently in discussions with external parties for debt/equity financing in order to fund its current obligation until the Company receives all of the major permits and project financing are in place. The Company’s failure to meet its ongoing obligations on a timely basis or to raise the additional funds to meet ongoing permitting and other business expenditures could result in the delay in the development of Rosemont and may lead to an impairment charge on Rosemont’s assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Previously, the Company prepared its annual financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). These financial statements for the year ended December 31, 2011 are the first the Company has prepared in accordance with IFRS. The consolidated financial statements were authorized for issue in accordance with a resolution from the Board of Directors on March 15, 2012.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 13. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The comparative figures presented in these consolidated financial statements are in accordance with IFRS.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The Company used estimates in determining the fair value of its Ely receivable, warrant liability, and stock-based compensation expense. The most significant judgements in preparing the consolidated financial statements related to the determination of the Company’s functional currency and the determination that the Rosemont project is in the development stage.

The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2010, for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”). The impact of the transition from Canadian GAAP to IFRS is explained in Note 3.

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current year.

(c)	Basis of consolidation

The consolidated financial statements of the Company include the following significant subsidiaries:

Name of Subsidiary	Place of	Percentage
	Incorporation	Ownership
Rosemont Copper Company	USA	100%
Cobre Verde Development Corporation	USA	100%

The Company consolidates all of its subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company also proportionally consolidates its 92.05% interest in the Rosemont joint venture, which is held by Rosemont Copper Company (“RCC”), the Company’s wholly-owned subsidiary. All intercompany transactions and balances are eliminated on consolidation.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and guaranteed investment certificates (“GIC”) with an original maturity of three months or less, when purchased. The Company’s cash and cash equivalents are invested with major financial institutions and are not invested in any asset-backed deposits or investments.

(e)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

(f)	Property, plant, and equipment

Property, plant, and equipment (“PPE”) is stated at cost, less accumulated depreciation. Depreciation is primarily calculated on a straight line basis over the following terms:

Land	N/A
Water rights	Unit-of-production
Buildings	10 years
Computer hardware	5 years
Furniture and equipment	5 years
Vehicles	5 years

Water rights are amortized on a unit-of-production basis over the estimated proven and probable ore reserves upon commencement of commercial production. Furniture and equipment is amortized on a straight-line basis. When debt is incurred to finance the purchase of plant and equipment, the interest and financing costs associated with such debt are capitalized. Upon commencement of commercial production, the interest and financing costs are amortized on a units-of-production basis over the useful life of the related asset.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

(g)	Impairment of assets

At the end of each reporting period, the Company assesses each cash generating unit to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate and its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

(h)	Mineral properties and development costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable reserves are expensed as incurred.

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances that indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

(i)	Decommissioning, restoration and similar liabilities (“asset retirement obligation”)

The Company records the present value of estimated costs of legal and constructive obligations required to restore the site in the period in which the obligation is incurred. The nature of these restoration activities include dismantling and removing structures, rehabilitating mines and tailings dam, dismantling facilities, closure of plant and waste sites and restoration, reclamation and re-vegetation of affected areas.

The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Since the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

As the estimate of the obligations is based on future expectations, a number of assumptions and judgments are made by management in the determination of closure provisions. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out.

The present value of decommissioning and site restoration costs are recorded as a long-term liability. The provision is discounted using a nominal, risk free pre-tax discount rate. Charges for accretion and restoration expenditures are recorded as operating activities. In subsequent periods, the carrying amount of the liability is accreted by a charge to the statement of comprehensive profit to reflect the passage of time and the liability is adjusted to reflect any changes in the timing of the underlying future cash flows.

Changes to the obligation resulting from any revisions to the timing or amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the decommissioning provision, and a corresponding change in the carrying amount of the related long-lived asset. Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, or provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the statement of comprehensive profit.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

The Company had no asset retirement obligations as of December 31, 2011, December 31, 2010, and January 1, 2010.

(j)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.

(k)	Foreign currencies

The financial statements for each the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at exchange rates prevailing on the balance sheet date are recognized in the statement of comprehensive profit or unless they are attributable to the net investment in a foreign operation.

Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in accumulated other comprehensive income or loss (“AOCI”), a component of equity.

On consolidation, statement of operation items are translated from the functional currency into U.S. dollars at average exchange rates. Balance sheet items are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date. Exchange gains and losses on translation are recorded in the statement of comprehensive profit.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are taken into AOCI. When the foreign operation is sold or any borrowings forming part of the net investment is repaid, a proportionate share of such exchange differences is recognized in the statement of comprehensive profit.

(l)	Borrowing costs

Interest and financing costs on debt or other liabilities that are directly attributable to the acquisition, construction and development of a qualifying asset are capitalized to the asset. Where the funds used to finance a project are from general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant general borrowings during the period.

On commencement of commercial production, the interest and financing costs are amortized over the life of the mine. All other borrowing costs are expensed as incurred.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

(m)	Interest in joint venture

The Company conducts its business relating to the Rosemont property through a joint venture which the joint venture participants are bound by a contractual agreement establishing joint control over the assets of the joint venture. The Company records its proportionate share of the jointly controlled assets, liabilities, revenue and operating expenses of the joint venture.

(n)	Stock-based compensation

The fair value method of accounting is used for stock-based awards issued to employees and non- employees. Under this method, stock options, restricted shares and restricted share units issued to employees are recorded at their estimated fair value on the grant date and are charged either to the statement of comprehensive profit or loss or capitalized to development costs over the vesting period with a corresponding credit to reserves. For stock-based awards issued to non-employees, the awards are measured at the date on which the services are provided. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted shares are issued from treasury at date on the grant and are fair valued at the date of grant. The fair value is either charged to the statement of comprehensive profit or loss or capitalized to development costs over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award. The forfeiture rate is reviewed on a quarterly basis to determine the appropriate forfeiture rate based on past, present and expected forfeitures.

(o)	Income taxes

Current income taxes is the expected tax payable or receivable on the local taxable income or loss for the year, using local tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustments to taxes payable or receivable in respect of previous years.

Deferred income taxes are recorded using the balance sheet method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

(p)	Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets such as the warrants recorded in other assets are classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings.

Financial assets classified as loans and receivables and held to maturity assets are measured at amortized cost. The Company’s accounts receivable are classified as loans and receivables. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive profit except for losses in value that are considered other than temporary which are recognized in earnings. At December 31, 2011, December 31, 2010, and January 1, 2010, the Company has not classified any financial assets as available for sale.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

(q)	Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Financial liabilities classified as FVTPL include warrants with an exercise price denominated in a currency other than the issuer’s functional currency. Derivatives, including separated embedded derivatives are also classified as FVTPL and recognized at fair value with changes in fair value recognized in earnings unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized in statement of comprehensive profit.

(r)	New standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

Accounting standards effective January 1, 2012

Financial instruments disclosure
In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improves the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Income taxes
In December 2010, the IASB issued an amendment to IAS 12 – Income taxes that provide a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards anticipated to be effective January 1, 2013

Financial instruments
IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 9.

Consolidation
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

Joint ventures
On May 12, 2011, the IASB issued IFRS 11, Joint Arrangements. IFRS 11 eliminates the Company’s choice to proportionately consolidate jointly controlled entities and requires such entities to be accounted for using the equity method and proposes to establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. The Company is currently evaluating the impact IFRS 11 is expected to have on its consolidated financial statements.

Disclosure of interest in other entities
IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 12.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

Fair value measurement

IFRS 13, Fair Value Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, sets out a single IFRS framework for measuring fair value and new required disclosures about fair value measurements. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 13.

Presentation of financial statements

IAS 1, Presentation of Financial Statements, effective for annual periods beginning on or after July 1, 2012, was amended to require entities to group items within other comprehensive income that may be reclassified to profit or loss. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IAS 1.

3.	FIRST TIME ADOPTION OF IFRS

These consolidated financial statements, for the year ended December 31, 2011, are the first the Company has prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2010, the Company prepared its consolidated financial statements in accordance with Canadian GAAP.

Accordingly, the Company has prepared consolidated financial statements which comply with IFRS applicable for periods ending on or after December 31, 2011, together with the comparative period data as at and for the year ended December 31, 2010, as described in the accounting policies. In preparing these consolidated financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2010, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its Canadian GAAP statement of financial position as at January 1, 2010 and its previously published Canadian GAAP financial statements as at and for the year ended December 31, 2010.

The Company has adopted IFRS with a transition date of January 1, 2010. Under IFRS 1, First-time Adoption of IFRS, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings or deficit unless certain exemptions are applied.

The guidance for first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company is applying the following exemptions on first-time adoption of IFRS:

•

to not account for business combinations that occurred prior to January 1, 2010, using the principles of IFRS 3, Business Combinations and instead retain the accounting treatment applied under Canadian GAAP; and

•

to charge all foreign currency translation differences, previously recognized as a separate component of equity, to deficit as at the transition date including those foreign currency differences which arise on adoption of IFRS.

The IFRS 1 elections, identified above, and the significant accounting policies, set out in Note 2, have been applied in preparing these consolidated financial statements and selected comparative information presented below. The following tables reconcile the Company’s consolidated statements of financial position, statements of comprehensive profit (loss) and statements of cash flow, with those prepared in accordance with Canadian GAAP and as previously reported to those prepared and reported in these consolidated financial statements in accordance with IFRS.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

Consolidated Statements of Financial Position
As at December 31, 2010

		Canadian	Adoption
	Notes	GAAP	Adjustments	IFRS
ASSETS
Current
Cash and cash equivalents		$31,505,341	$-	$31,505,341
Accounts receivable		110,402	-	110,402
Due from related parties		6,142	-	6,142
Current portion of other assets		626,793	-	626,793
Prepaids and deposits		135,235	-	135,235
Total current assets		32,383,913	-	32,383,913
Deposits on long-lead equipment	3f, g	60,893,443	2,610,763	63,504,206
Development costs	3c,e, f, g, h	97,239,008	(13,710,012)	83,528,996
Property, plant, and equipment	3f, g	9,177,096	875,993	10,053,089
Mineral properties	3f, g	24,688,364	1,005,497	25,693,861
Other assets		2,235,076	-	2,235,076
Total assets		$226,616,900	$(9,217,759)	$217,399,141

LIABILITIES
Current
Accounts payable and accrued liabilities		$5,100,819	$-	$5,100,819
Warrants liability	3d	-	9,489,886	9,489,886
Total current liabilities		5,100,819	9,489,886	14,590,705
Deferred gain	3f	27,866,378	(27,866,378)	-
Long-term debt	3d	42,033,327	(1,169,112)	40,864,215
Total liabilities		75,000,524	(19,545,604)	55,454,920
SHAREHOLDERS' EQUITY
Share capital	3a,d	196,827,289	(13,163,898)	183,663,391
Reserves	3c,d	18,652,492	(693,694)	17,958,798
Accumulated other comprehensive loss	3b	(5,534,505)	5,534,505	-
Deficit	3a to h	(58,328,900)	18,650,932	(39,677,968)
Total shareholders' equity		151,616,376	10,327,845	161,944,221

Total liabilities and shareholders' equity		$226,616,900	$(9,217,759)	$217,399,141

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

Consolidated Statements of Financial Position
As at January 1, 2010

		Canadian	Adoption
	Notes	GAAP	Adjustments	IFRS
ASSETS
Current
Cash and cash equivalents		$6,247,217	$-	$6,247,217
Accounts receivable		18,476	-	18,476
Due from related parties		252,444	-	252,444
Current portion of other assets		250,000		250,000
Prepaids and deposits		313,714	-	313,714
Total current assets		7,081,851	-	7,081,851
Deposits on long-lead equipment	3f, g	36,595,796	2,610,763	39,206,559
Development costs	3c,e,f,g, h	63,411,000	(14,566,459)	48,844,541
Property, plant, and equipment	3f, g	7,739,911	784,780	8,524,691
Mineral properties	3f, g	25,665,438	1,005,497	26,670,935
Other assets	3f, g	2,144,664	91,213	2,235,877
Total assets		$142,638,660	$(10,074,206)	$132,564,454

LIABILITIES
Current
Accounts payable and accrued liabilities		$12,386,174	$-	$12,386,174
Warrants liability	3d	-	1,860,205	1,860,205
Current portion of long-term debt		42,177,512	-	42,177,512
Total current liabilities		54,563,686	1,860,205	56,423,891
Long-term debt		3,590,439	-	3,590,439
Total liabilities		58,154,125	1,860,205	60,014,330
SHAREHOLDERS' EQUITY
Share capital	3a, d	123,386,017	(8,987,066)	114,398,952
Reserves	3c, d	17,513,815	846,746	18,360,560
Accumulated other comprehensive loss	3b	(5,534,505)	5,534,505	-
Deficit	3a to h	(50,880,792)	(9,328,596)	(60,209,388)
Total shareholders' equity		84,484,535	(11,934,411)	72,550,124

Total liabilities and shareholders' equity		$142,638,660	$(10,074,206)	$132,564,454

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

Consolidated Statements of Comprehensive Profit (Loss)
For the year ended December 31, 2010

		Canadian	Adoption
	Notes	GAAP	Adjustments	IFRS

EXPENSES
Salaries and benefits		$1,692,925	$-	$1,692,925
Stock-based compensation	3c	1,229,926	(90,458)	1,139,468
Legal, accounting and audit		1,505,182	-	1,505,182
Travel		223,968	-	223,968
Consulting and advisory services		230,422	-	230,422
Filing and regulatory fees		120,338	-	120,338
Recruiting fees and relocation costs		55,500	-	55,500
Office and administration		226,925	-	226,925
Rent		168,211	-	168,211
Investor relations		118,325	-	118,325
Directors' fees		134,094	-	134,094
Insurance		168,379	-	168,379
Memberships and conferences		12,148	-	12,148
Amortization		181,499	-	181,499
Fiscal and advisory services		15,363	-	15,363
Loss from operations		(6,083,205)	90,458	(5,992,747)
Interest and other income		669,718	-	669,718
Other expenses		(706,311)	-	(706,311)
Gains (losses) on shares and warrants	3d	118,462	(2,458,029)	(2,339,567)
Gain on sale of interest	3f	-	28,301,906	28,301,906
Foreign exchange gains		612,840	-	612,840
Loan interest and finance charges	3h	(50,684)	36,265	(14,419)
Net comprehensive (loss) profit for the year		$(5,439,180)	$25,970,600	$20,531,420

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

Consolidated Statements of Cash Flows
For the year ended December 31, 2010

		Canadian	Adoption
	Notes	GAAP	Adjustment	IFRS
Cash used in operating activities	3h	$(4,570,537)	$11,954	$(4,558,583)
Cash provided by financing activities		99,854,884	-	99,854,884
Cash used in investing activities	3h	(70,936,600)	(11,954)	(70,948,554)
Proceeds received from discontinued operations		250,000	-	250,000
Effect of exchange rate changes in cash and cash equivalents		660,377	-	660,377
Increase in cash and cash equivalents		25,258,124	-	25,258,124
Cash and cash equivalent, beginning of year		6,247,217	-	6,247,217
Cash and cash equivalents, end of year		$31,505,341	$-	$31,505,341

Consolidated Statements of Changes in Equity
As at December 31, 2010

				Accumulated
				Other
				Comprehensive
	Notes	Share Capital	Reserves	Loss	Deficit	Total
Reported under Canadian GAAP		$196,827,289	$18,652,492	$(5,534,505)	$(58,328,900)	$151,616,376
Share issue costs	3a	(9,515,465)	-	-	9,515,465	-
Exploration and
evaluation costs	3e	-	-	-	(21,448,188)	(21,448,188)
Functional currency	3b, f	-	-	5,534,505	5,328,904	10,863,409
Stock-based compensation	3c	-	876,008	-	(639,094)	236,914
Share purchase warrants	3d	(3,648,433)	(1,569,702)	-	(2,586,652)	(7,804,787)
Borrowing costs	3h	-	-	-	178,591	178,591
Gain on sale of interest	3f	-	-	-	28,301,906	28,301,906
Reported under IFRS		$183,663,391	$17,958,798	$-	$(39,677,968)	$161,944,221

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

Consolidated Statements of Changes in Equity
As at January 1, 2010

				Accumulated
				Other
				Comprehensive
	Notes	Share Capital	Reserves	Loss	Deficit	Total
Reported under Canadian GAAP		$123,386,017	$17,513,815	$(5,534,505)	$(50,880,792)	$84,484,535
Share issue costs	3a	(7,506,538)	-	-	7,506,538	-
Exploration and
evaluation costs	3e	-	-	-	(21,448,188)	(21,448,188)
Functional currency	3b, f	-	-	5,534,505	5,328,904	10,863,409
Stock-based compensation	3c	-	1,097,798	-	(729,552)	368,246
Share purchase warrants	3d	(1,480,527)	(251,053)	-	(128,623)	(1,860,203)
Borrowing costs	3h	-	-	-	142,325	142,325
Reported under IFRS		$114,398,952	$18,360,560	$-	$(60,209,388)	$72,550,124

Notes to the IFRS reconciliations are as follows:

a)

IFRS requires that all share issue costs be recorded against share capital. Share issue costs were previously charged to deficit under Canadian GAAP and as a result an entry was made to re-classify share issue costs to share capital. The total amount reclassified as at the date of transition was $7,506,538 and at December 31, 2010 was $9,515,465.

b)

In accordance with IFRS 1 optional exemptions, the Company elected to transfer the cumulative translation differences, recognized as a separate component of equity, to deficit at the date of transition. In electing to take this IFRS 1 exemption, the Company has reclassified $5,534,505 previously recorded to accumulated other comprehensive loss under Canadian GAAP to deficit as at the date of transition.

c)

The Company applied IFRS 2, share-based payments on all share-based payments. Under Canadian GAAP, the Company valued each grant using the Black-Scholes option pricing model and amortized the total cost over the vesting period. Per IFRS 2, the Company has adjusted its policy and is accounting for each vesting period as a separate grant, which resulted in changing the amortization schedules. Further, under Canadian GAAP, forfeitures were recorded as they occur; however, under IFRS, expected forfeitures are estimated and recorded. Estimated forfeitures are trued-up to actual forfeitures at each reporting period. As a result, the amounts recorded in reserves for share-based payments have increased by $1,097,798 as at the date of transition and $876,008 as at December 31, 2010. The following table summarizes the amounts capitalized and expensed with a corresponding credit to reserves:

		Development	(Expense)	Reserves
	Deficit	Costs	Recovery	Total

January 1, 2010	$(554,344)	$(368,247)	$(175,207)	$1,097,798
December 31, 2010	$(729,552)	$(236,914)	$90,458	$876,008

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

d)

In accordance with IAS 32, share purchase warrants with an exercise price denominated in a currency other than the issuer’s functional currency are considered a derivative instrument and classified as a liability. The share purchase warrants are fair valued at each balance sheet date with the corresponding change in value reported in statement of comprehensive profit.

The following table summarizes the cumulative adjustments resulting from the reclassification and the exercise of the share purchase warrants.

	Long-term	Current
	Debt	Liability	Share Capital	Reserves	Deficit	Expense
January 1, 2010	$-	$1,860,205	$(1,480,528)	$(251,052)	$-	$(128,625)
December 31, 2010	$(1,169,112)	$9,489,886	$(3,648,433)	$(1,569,702)	$(128,623)	$(2,458,029)

For the year ended December 31, 2010 the amount charged to gains (losses) on warrants and shares was a loss of $2,458,029, with a corresponding increase to deficit.

e)

In accordance with IFRS 6, the Company has elected to expense all exploration costs incurred prior to the determination of the commercial viability of its exploration and evaluation projects. These amounts were previously capitalized under Canadian GAAP and have been re-classified to deficit in the periods presented. The total amount re-classified was $21,448,188 at the date of transition and at December 31, 2010.

f)

In accordance with IAS 31, gains realized on dilution of the Company’s interest in Rosemont are recognized in the statement of comprehensive profit. Previously, these gains totalling $27,866,378 were deferred under Canadian GAAP. As a result of the joint venture partner’s 4.11% interest in Rosemont at December 31, 2010, and IFRS adjustments that affected Rosemont’s carrying value, the total amount reclassified to deficit at the date of transition and at December 31, 2010 were $Nil and $28.3 million, respectively.

g)

In accordance with IAS 21, each entity determines its functional currency. The entity which holds the Rosemont project that had previously been Canadian dollar functional currency under Canadian GAAP has changed its functional currency to U.S. dollars under IFRS. As a result, the carrying value of the Rosemont’s non-current assets increased $10,863,409 with a corresponding credit to accumulated other comprehensive income. In addition, the $5,328,904 foreign exchange loss on a US denominated loan was reversed with a corresponding credit to deficit.

h)

In accordance with IAS 23, borrowing costs are capitalized if they are directly attributable to the acquisition, development or construction of a qualifying asset. A portion of the borrowing costs with respect to the Sumitomo loan that had previously been expensed under Canadian GAAP have been capitalized to development costs under IFRS with a corresponding credit to deficit. The total amount capitalized was $142,325 at the transition date and $178,591 at December 31, 2010. For the year ended December 31, 2010 the amount credited to interest and financing charges was $36,265.

4.          INTERESTS IN JOINT VENTURE

On September 16, 2010, RCC and United Copper & Moly LLC (“UCM” or ”Rosemont Joint Venture Partner”) executed an Earn-In Agreement (“EI Agreement”) whereby UCM can earn up to a 20% interest in the unincorporated Rosemont joint venture (“Rosemont JV”) by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont JV as follows: Tranche 1 - a maximum $70 million for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”) until such time as the material permits are granted and Tranche 2 - $106 million for construction costs. Once UCM has earned its 20% interest in the Rosemont JV, Rosemont expenditures will be shared pro-rata 80/20. UCM contributed $33.8 million or 3.84% earned interest during 2011 (2010 – $36.2 million contribution or 4.11% earned interest). As at December 31, 2011 and 2010, UCM’s interest in the Rosemont JV was 7.95% and 4.11% interest, respectively. For the year ended December 31, 2011, the Company recognized an after-tax gain of $22.4 million (2010 - $28.3 million), net of a $1.2 million (2010 - $Nil) deferred tax expense from the sale of a 3.84% (2010 – 4.11%) interest in Rosemont.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

Under the EI Agreement, the Company will contribute the Rosemont property to the Rosemont JV at a fair value of $704 million and UCM will contribute up to $176 million in cash to earn its respective interest in the joint venture.

The following is a summary of selected financial information of the Rosemont JV on a 92.05% (December 31, 2010 – 95.89%) basis:

	December 31,	December 31,
	2011	2010
Cash and cash equivalents	$1,435,479	$6,146,804
Other current assets	299,086	67,735
Non-current assets	225,220,065	180,324,861
Liabilities	(4,834,501)	(2,673,152)
Deficit	1,253,378	396,259
	$223,373,507	$184,262,507

Statement of Cash Flows
Cash used in operating activities	$(846,166)	$(396,259)
Cash provided by financing activities	31,846,749	34,719,073
Cash used in investing activites	(35,711,908)	(28,176,010)
(Decrease) increase in cash and cash equivalents	(4,711,325)	6,146,804
Cash and cash equivalents, beginning of year	6,146,804	-
Cash and cash equivalents, end of year	$1,435,479	$6,146,804

For the year ended December 31, 2011, the Rosemont JV incurred operating expenses of $0.9 million (2010 $0.4 million) based on the percentages noted above.

During the year ended December 31, 2011, the Company made advances to the joint venture totalling $16.9 million (2010 - $26.6 million) for deposits on long-lead equipment. Included in accounts receivable as at December 31, 2011 is a $1.3 million receivable from UCM for their share of advances made by the Company to the joint venture.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

5.	PROPERTY, PLANT, AND EQUIPMENT AND DEPOSITS ON LONG-LEAD EQUIPMENT

					Furniture
		Water			and
Cost	Land	Rights	Vehicles	Buildings	Equipment	Computers	Total

As at January 1, 2010	$3,949,372	$4,135,071	$276,890	$170,678	$78,958	$92,507	$8,703,476
Additions	1,573,834	22,427	110,055	291,759	12,884	53,398	2,064,357
Sale of interest	(227,261)	(171,067)	(15,921)	(8,305)	(3,779)	(6,004)	(432,337)
As at December 31, 2010	$5,295,945	$3,986,431	$371,024	$454,132	$88,063	$139,901	$10,335,496

As at December 31, 2010	$5,295,945	$3,986,431	$371,024	$454,132	$88,063	$139,901	$10,335,496
Additions	510,923	(48,684)	67,059	331,815	156,761	228,679	1,246,553
Disposals	-	-	(12,980)	-	-	-	(12,980)
Sale of interest	(127,228)	(131,603)	(12,772)	(18,260)	(3,304)	(7,144)	(300,311)
As at December 31, 2011	$5,679,640	$3,806,144	$412,331	$767,687	$241,520	$361,436	$11,268,758

					Furniture
					and
Accumulated Depreciation	Land	Rights	Vehicles	Buildings	Equipment	Computers	Total

As at January 1, 2010	$-	$-	$74,905	$31,842	$30,421	$41,617	$178,785
Depreciation	-	-	67,504	11,183	16,073	20,981	115,741
Sale of interest	-	-	(5,860)	(1,770)	(1,913)	(2,576)	(12,119)
As at December 31, 2010	$-	$-	136,549	$41,255	$44,581	$60,022	$282,407

As at December 31, 2010	$-	$-	$136,549	$41,255	$44,581	$60,022	$282,407
Depreciation	-	-	60,265	16,706	76,672	53,681	207,324
Disposals	-	-	(4,289)	-	-	-	(4,289)
Sale of interest	-	-	(4,712)	(1,420)	(1,936)	(2,013)	(10,081)
As at December 31, 2011	$-	$-	$187,813	$56,541	$119,317	$111,690	$475,361

Net Book Value:
As at January 1, 2010	$3,949,372	$4,135,071	$201,985	$138,836	$48,537	$50,890	$8,524,691
As at December 31, 2010	5,295,945	3,986,431	234,475	412,877	43,482	79,879	10,053,089
As at December 31, 2011	$5,679,640	$3,806,144	$224,518	$711,146	$122,203	$249,746	$10,793,397

Deposits on long-lead equipment

As at January 1, 2010	$39,206,559
Additions	26,613,307
Sale of interest	(2,315,660)
As at December 31, 2010	63,504,206
Additions	17,568,862
Sale of interest	(2,859,157)
As at December 31, 2011	$78,213,911

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

6.	OTHER ASSETS

				Computer Software,
	Long-Term	Other	FVTPL	net of
	Receivable	Assets	Securities	Amortization	Total
As at January 1, 2010	$2,386,333	$-	$8,331	$94,187	$2,488,851
Annual Payment	(250,000)	-	-	-	(250,000)
Interest accretion	481,488	-	-	-	481,488
Amortization	-	-	-	(64,259)	(64,259)
Additions	-	-	118,462	87,327	373,018
Total other assets at December 31, 2010	2,617,821	-	126,793	117,255	2,861,869
Less:
FVTPL Securities					(126,793)
Current portion of long-term receivable					(500,000)
As at December 31, 2010					$2,235,076

Total other assets at December 31, 2010	$2,617,821	$-	$126,793	$117,255	$2,861,869
Annual payment	(500,000)	-	-	-	(500,000)
Interest accretion	352,074	-	-	-	352,074
Amortization	-	-	-	(97,730)	(97,730)
Additions (disposals)	-	135,830	(126,793)	15,213	24,250
Total other assets at December 31, 2011	2,469,895	135,830	-	34,738	2,640,463
Less:
Current portion of long-term receivable					(750,000)
As at December 31, 2011					$1,890,463

Long-term receivable

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties for consideration of $6.6 million of which $1.6 million was paid on closing and the remaining $5 million (“Ely Receivable”) was payable in annual instalments of $1 million (“Annual Payment”) over a five year period and share purchase warrants (the “Warrants”) to purchase up to 3 million shares of Ely Gold & Minerals Inc. (“Ely”) for eighteen months at a price of Cdn$0.50 per share. The fair value of the consideration was $3.6 million comprising $3.5 million fair value of the Ely Receivable which was calculated using a 15% discount rate, and $0.1 million fair value for the Warrants calculated using the Black-Scholes Option Pricing model and based on the following assumptions: expected life of 0.66 years; annualized volatility of 40%, a risk free rate of 1.11% and no dividends. The first Annual Payment of $1 million due on February 28, 2009 was received. On August 28, 2009, the warrants expired unexercised and the carrying value was written-off.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

On November 16, 2009, the Company agreed to extend the Annual Payment for two additional years. The scheduled Annual Payments as at December 31, 2011 are as follows:

Due Date	Amount
June 1, 2012	$750,000
June 1, 2013	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
Total receivable	3,250,000
Current portion	(750,000)
Long-term portion	$2,500,000

The fair value of the long-term portion of the receivable at December 31, 2011 was $1.7 million (December 31, 2010 - $2.1 million).

In consideration for the extension, Ely paid the Company $0.04 million and granted 2 million Warrants exercisable into Ely common shares at a price of Cdn$0.25 per common share and expires on May 16, 2011. These Warrants were exercised on May 13, 2011. The fair value of the Warrants on the grant date was $0.01 million and was based on the following assumptions: expected life of 1.5 years, expected volatility of 40%, risk free interest rate of 1.34% and no dividends. The Company classified these Warrants as FVTPL derivatives with changes in the fair value recognized in the statement of comprehensive profit. For the year ended December 31, 2011, the Company recorded a $0.13 million realized loss (December 31, 2010 - $0.1 million unrealized gain) on the Warrants.

7.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

Mineral properties consist of:

As at January 1, 2010	$26,670,935
Sale of interest - Note 4	(1,057,978)
Acquisition costs	63,991
Capitalized interest	16,913
As at December 31, 2010	$25,693,861
Sale of interest - Note 4	(1,101,297)
As at December 31, 2011	$24,592,564

The Company purchased 100% of Rosemont in Pima County, Arizona located approximately 50 kilometres southeast of Tucson and near a number of large porphyry type producing copper mines. The property remains subject to a 3% net smelter royalty. The Rosemont property comprises 17,500 acres (7,080 hectares) of patented and unpatented claims, fee land and surface grazing rights. On September 16, 2010, the Company entered into the EI Agreement with UCM, whereby UCM can earn up to a 20% interest in Rosemont by funding up to $176 million of pre-construction and construction costs (Note 4).

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

Development costs consist of:

As at January 1, 2010	$48,844,541
Permitting, engineering and on-going support activities	31,298,677
Sale of interest - Note 4	(2,802,972)
Capitalized loan interest and financing charges	4,782,613
Capitalized stock-based compensation expense	1,406,137
As at December 31, 2010	83,528,996
Permitting, engineering and on-going support activities	30,903,710
Sale of interest - Note 4	(3,538,517)
Capitalized loan interest and financing charges	4,120,546
Capitalized stock-based compensation expense	3,999,737
As at December 31, 2011	$119,014,472

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,	January 1,
Due within the year	2011	2010	2010
Trade payables and accrued liabilities	$636,596	$1,272,632	$1,109,581
Project related payables	4,829,419	3,828,187	11,276,593
	$5,466,015	$5,100,819	$12,386,174

9.	LONG-TERM DEBT

	December 31,	December 31,	January 1,
	2011	2010	2010
Long-term promissory note (a)	$-	$-	$1,547,384
ASARCO production payment (b)	-	-	2,600,000
Loan facility (c)	-	-	41,620,567
Red Kite loan (d)	44,984,760	40,864,215	-
Total debt	44,984,760	40,864,215	45,767,951
Current portion	(44,984,760)	-	(42,177,512)
Long-term portion	$-	$40,864,215	$3,590,439

a)	Long-term promissory note

On February 20, 2007, the Company entered into an agreement to purchase 53-acre parcel of land located 15 kilometres south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of $0.99 million as well as the assumption of a promissory note, bearing interest at 8%, for $2.22 million. The promissory note, which is secured by a trust deed on the property, requires five equal payments for principal and interest of $0.56 million on the February 20 anniversary date. On February 20, 2010 the third payment of $0.56 million was made. On April 23, 2010, the Company made a $1.0 million payment to settle the outstanding promissory note.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

b)	ASARCO production payment

On January 16, 2009, the Company reached an agreement with ASARCO LLC (“ASARCO”) to settle a lawsuit ASARCO had filed against the Company on August 8, 2007, in the ASARCO Chapter 11 bankruptcy proceeding in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of Rosemont, which the Company acquired in 2006 from a real-estate development company that had purchased the Rosemont from ASARCO in 2004. On March 26, 2009, the Company was granted an Order of Dismissal by the United States Bankruptcy Court with each party to bear its own fees, costs and expenses.

As part of the settlement, the Company made a $0.25 million cash payment to ASARCO, which was paid in the first quarter of 2009, and specified annual production payments (“production payments”) over an eight year period once Rosemont reaches commercial production. The Company also has the right of a pre- production, pre-payment option for the production payments at the net present value of the aggregate annual payments, using an 18% discount rate, as mutually agreed with ASARCO.

On September 24, 2010, the Company exercised its pre-production, pre-payment option to settle the Company’s obligation with a one-time payment of $2.68 million.

c)	Loan facility

On June 17, 2008, the Company announced that RCC had entered into a $40 million loan agreement (“Loan Facility”) with Sumitomo Corporation of America (“Sumitomo”), a wholly-owned subsidiary of Sumitomo Corporation. The Loan Facility could be drawn by RCC over a twelve month period to June 30, 2009 to fund major equipment purchase contracts ($27 million) and general working capital ($13 million). Repayment of the Loan Facility was for the principal amount plus interest at a rate of 3-month LIBOR plus 1.5%. There were no other fees associated with the Loan Facility. The Loan Facility was guaranteed by the Company and secured against RCC’s assets, including the deposits on long-lead time equipment that are on order and matured on June 17, 2010. In exchange for the loan, the Company granted Sumitomo certain rights to negotiate a minority ownership interest in Rosemont, which expired unexercised.

On April 23, 2010, the Company settled the Loan Facility and accrued interest.

d)	Red Kite loan

On April 21, 2010, the Company completed a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreement with Red Kite Explorer Trust (“Red Kite”). The proceeds from the Loan were used in part to retire the Sumitomo loan facility.

The Loan bears interest at 3-month LIBOR plus 4.50% (December 31, 2011 – 4.87%; December 31, 2010 – 4.78%) compounded quarterly and matures on the earlier of April 21, 2012 or the date of closing of a Rosemont senior debt financing facility. The Loan can be repaid without penalty at any time prior to maturity, and the Company has a one-time option, expiring on October 22, 2011, to extend the maturity date by one year for a fee of 2% of the Loan amount. The one-time option was cancelled in exchange for Red Kite’s consent to execute the EI Agreement with UCM (Note 4).

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. The Loan is collateralized against the Company’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

As part of the loan agreement, the Company paid an origination fee of 2% of the Loan amount and issued to Red Kite 1,791,700 warrants exercisable at Cdn$3.90 per share and expires on April 22, 2013 (Note 17a). The warrants are a derivative instrument under IAS 32 and are fair valued at each balance sheet date with any changes in the fair value reported in the statement of comprehensive profit and loss. As at December 31, 2011, the warrants have a fair value of $1.11 million (December 31, 2010 - $3.96 million).

The Company also incurred financing costs of $3.89 million, which includes the fair value of share purchase warrants, and were netted against the Loan. The Loan is accreted to its face value over the term of the Loan using the effective interest method.

The Company required Red Kite’s consent to execute the EI Agreement between RCC and UCM and, in exchange for the consent, the Company agreed to pay Red Kite $0.93 million for accrued interest to October 1, 2010 and to cancel the one-time option to extend the maturity date for one additional year.

For the years ended December 31, 2011 and 2010, the Company recorded interest of $4.13 million and $2.68 million, respectively, which were calculated based on an effective interest rate of 9.62%, and capitalized to development costs.

Subsequent to December 31, 2011, the Company extended the maturity date of the Loan to the earlier of April 14, 2013 or the closing of senior debt financing (Note 17a).

10.	SHARE CAPITAL

a)	Authorized: Unlimited number of common shares without par value

b)	Issued: See Consolidated Statements of Changes in Equity

c)	Stock options

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares on the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the Company’s stock options outstanding as at December 31, 2011 and 2010:

		Weighted
		Average
	Number of	Exercise Price
	Shares	(Cdn$)
Outstanding as at January 1, 2010	8,475,800	$2.14
Granted	365,000	2.97
Exercised	(2,220,565)	1.55
Forfeited	(66,667)	2.43
Expired	(550,000)	2.10
Outstanding as at December 31, 2010	6,003,568	2.41
Granted	2,558,500	4.24
Exercised	(1,535,230)	2.09
Forfeited	(363,334)	3.98
Outstanding as at December 31, 2011	6,663,504	$3.10

During the year ended December 31, 2011 a total of 1,535,230 stock options were exercised at a weighted average exercise price of Cdn$2.09. The weighted average share price when the stock options were exercised was Cdn$4.78.

On January 11, 2011, the Company issued 600,000 stock options with an exercise price of Cdn$3.68 per share to a consultant and are subject to achieving certain conditions by a specified date. On June 1, 2011, due to unmet vesting conditions, 200,000 stock options issued to the consultant were forfeited resulting in a reversal of $0.23 million of capitalized stock-based compensation expense.

The following table summarizes the total amount of stock-based compensation relating to stock options recognized for the years ended December 31, 2011 and 2010:

	2011	2010
Stock-based compensation expense	$2,145,138	$415,524
Capitalized stock-based compensation expense	2,630,189	619,398
	$4,775,327	$1,034,922

The following assumptions were used in the Black-Scholes Option Pricing Model to fair value of the stock options granted during the years ended December 31, 2011 and 2010:

	2011	2010
Expected life (years)	2.22 to 4.50	3.5
Expected volatility	85% -96%	90% – 93%
Expected dividend yield	0%	0%
Risk-free interest rate	1.27% - 2.80%	2.09% - 2.90%
Weighted average fair value of each option	$2.72	$1.91

The Company estimates the forfeiture rate at less than 1.0% . The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends, which many or may not necessarily be the actual outcome either.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the stock options outstanding as at December 31, 2011:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$0.68 - $1.13	1,550,003	$0.73	2.16	1,106,661	$0.74	2.18
$1.14 - $1.92	25,000	1.92	3.38	8,333	1.92	3.38
$1.93 - $2.30	721,667	2.12	0.19	718,333	2.12	0.18
$2.31 - $3.61	723,334	3.24	3.84	466,665	3.36	2.58
$3.62 - $4.97	3,643,500	4.27	4.50	1,600,000	4.27	5.52
	6,663,504	$3.10	3.41	3,899,992	$2.76	3.23

d)	Share Purchase Warrants

The following table summarizes the outstanding share purchase warrants as at December 31, 2010 and 2011:

	Exercise
	Price		December 31,				December 31,
	(Cdn$)	Expiry Date	2010	Issued	Exercised	Expired	2011
Warrants (Note 17a)	$3.90	April 22, 2013	1,791,700	-	-	-	1,791,700
Warrants	$3.90	February 27, 2012	5,452,795	-	(5,452,795)	-	-
			7,244,495	-	(5,452,795)	-	1,791,700

The $5.65 million fair value of the exercised warrants was transferred from warrant liability to share capital.

Under IAS 32, Financial Instruments Presentation, warrants having a strike price other than the functional currency of the issuer are classified as a derivative liability and are fair valued at each balance sheet date. For the years ended December 31, 2011 and 2010, the Company recorded a $2.82 million gain and $2.46 million gain, respectively from changes in the fair value of the warrants.

As at December 31, 2011, the outstanding warrants have a fair value of $1.11 million (December 31, 2010-$9.49 million; January 1, 2010 - $1.86 million) based on the following assumptions used in the Black-Scholes Option Pricing Model:

	December 31,	December 31,
	2011	2010
Expected life (years)	1.31	1.12 – 2.31
Expected volatility	59.38%	65.95% - 105.99%
Expected dividend yield	0%	0%
Risk-free interest rate	0.95%	1.40% – 1.67%
Weighted average fair value of option	$0.62	$1.31

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

e)	Restricted Share Units and Restricted Shares

The Restricted Share Units Plan (“RSU Plan”) and Restricted Shares was created to align the directors’, employees’, and consultants’ (collectively the “Participants”) interest with the shareholders’ interest. The fair value of the shares issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board.

The Company’s policy is to payout in common shares. The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The restricted shares are issued from treasury with vesting conditions, as determined by the Board, on grant date and the shares underlying the restricted share units are issued on the date vesting conditions are met. The fair value of the restricted shares and restricted share units is charged to the statement of comprehensive profit (loss) over its vesting period with a corresponding credit to reserves. The fair value of restricted shares issued to project Participants is capitalized to development costs. Upon vesting and the Company’s issue of shares, the fair value is transferred to share capital.

During the year ended December 31, 2011, the following transactions occurred:

On March 29, 2011, the Company issued 5,000 restricted shares at a price of $5.00 (Cdn$4.90) per share and vests on March 29, 2012.

On February 25, 2011, the Company issued 300,000 restricted shares to a consultant at a price of $5.40 (Cdn$5.30) per share of which 200,000 restricted shares are subject to vesting conditions. The first tranche of 100,000 restricted shares vested immediately. The second tranche of 100,000 restricted shares were forfeited as the vesting condition was not met and the third tranche of 100,000 restricted shares vest on the earlier of the receipt of a Record of Decision or January 31, 2013. The forfeiture of the second tranche resulted in the Company reversing the capitalization of $0.18 million against development costs.

On February 10, 2011, the Company issued 260,000 restricted shares and 195,000 restricted share units to its officers and directors at a price of $4.62 (Cdn$4.60) per share and vest on receipt of a Record of Decision.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the number of unvested restricted shares and restricted share units as at December 31, 2010 and 2011:

	December 31,				December 31,
Issue date	2010	Issued	Forfeited	Vested	2011
Restricted shares
February 4, 2010	336,665	-	-	(84,661)	252,004
February 10, 2011	-	260,000	-	-	260,000
February 25, 2011	-	300,000	(100,000)	(100,000)	100,000
March 29, 2011	-	5,000	-	-	5,000
	336,665	565,000	(100,000)	(184,661)	617,004
Restricted share units
February 4, 2010	211,667	-	(2,667)	(111,665)	97,335
February 10, 2011	-	195,000	(40,000)	-	155,000
	211,667	195,000	(42,667)	(111,665)	252,335
Total	548,332	760,000	(142,667)	(296,326)	869,339

The following table summarizes the total stock-based compensation expense for restricted shares and restricted share units for the years ended December 31, 2011 and 2010:

	2011	2010
Stock-based compensation expense	$1,306,271	$723,945
Capitalized stock-based compensation expense	1,368,470	460,638
	$2,674,741	$1,184,583

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items
	2011	2010
Accounts receivable	$66,996	$(77,956)
Due from related parties	(26,599)	254,305
Prepaids and other	(329,929)	179,409
Accounts payable and accrued liabilities	(636,036)	333,036
	$(925,568)	$688,794

Interest paid	$-	$2,859,854

Supplemental disclosure of non-cash financing and investing activities

	2011	2010
Fair value of Ely share purchase warrants issued	$-	$-
Issued promissory note to acquire land	-	990,000
Warrants issued pursuant to debt financing	-	2,410,141
	$-	$3,400,141

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

12.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at December 31, 2011, included in due from related parties was $0.04 million (December 31, 2010 - $0.01 million; January 1, 2010 - $0.3 million) due from related companies.

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs under a management services agreement. Each company holds an equal share in ManCo. For the years ended December 31, 2011 and 2010, ManCo charged the Company $1.20 million and $0.44 million, respectively for its share of salaries, rent and other administrative expenses.

On January 22, 2010, the Company borrowed $3.0 million from a company, related by common directors and officers, to complete a scheduled deposit on a long-lead equipment purchase. The amount borrowed bore interest at one-month LIBOR plus 4% and was repaid on March 12, 2010. Interest paid on the loan was $0.02 million and was capitalized to the related asset.

Included in accounts payable as at December 31, 2011, was $Nil (December 31, 2010 - $0.07 million receivable; January 1, 2010 - $Nil) owing to an officer and other companies related to the officer for reimbursement of expenses.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Salaries and benefits	$2,137,313	$1,791,263
Stock-based compensation	4,205,072	931,444
	$6,342,385	$2,722,707

13.	FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, due from related parties, long-term receivable, derivative assets, accounts payable, warrants liability and long-term debt. The carrying value of cash and equivalents, accounts receivable, derivative assets, accounts payable and warrants liability approximates their fair values. The cash and cash equivalents, accounts receivable and accounts payable are classified as Level 1 on the fair value hierarchy. The derivative assets and warrants liability are classified as level 3 on the fair value hierarchy.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar denominated working capital balances due to changes in the USD/CAD exchange rate and the functional currency of the parent company.

The Company issues equity in Canadian dollars but the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	December 31,	December 31,	January 1,
	2011	2010	2010
Cash and cash equivalents	$6,808,660	$9,391,768	$4,942,433
Accounts receivable	52,975	88,580	253,350
Short-term investments	286,991	-	-
Prepaid expenses	-	53,336	9,966
Accounts payable and accrued liabilities	(400,084)	(1,004,191)	(512,029)
	$6,748,542	$8,529,493	$4,693,720

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2011, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.60 million (2010 - $0.78 million; 2009 - $0.41 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

The other asset relates to an Ely receivable, which has a carrying value of $2.5 million and is payable over the next four years to 2015. In the event that Ely does not make the required payments (Note 6), the Company can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should the Company reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. The Company achieves this through the management of its capital structure and debt leverage.

Based on the Company’s 2012 planned permitting, engineering expenditures and on-going support activities at the Rosemont project, the Company will require additional debt or equity financings to meet its current obligations as they become due. In particular, the Red Kite loan, along with the accrued interest, was originally due on April 21, 2012 have been extended for up to one additional year (Note 17a).

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company’s equity price risk also arises from the impact the share purchase warrants with a Canadian dollar strike price will have on the statement of comprehensive profit based on the volatility of Company’s share price.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company is in discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an EI Agreement with UCM to earn up to a 20% interest in the Rosemont joint venture by contributing cash of up to $176 million into the joint venture to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The Updated 2009 Feasibility Study estimated the capital cost of the mill and mining equipment and all related construction costs at $897 million. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital requirements, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board of Directors.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

The Company’s investment policy is to invest its excess cash in highly liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The 2012 capital requirements will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont project as well as for administration expenses. A portion of the Rosemont expenditures will be funded from the Company’s existing cash reserves and if necessary, additional equity issues to meet its ongoing commitments and capital purchases.

14.	COMMITMENTS

The following table lists the known contractual obligations at December 31, 2011:

in thousands of U.S. dollars	2012	2013	2014	2015	After 2015	Total
Accounts payable and accrued liabilities	$5,466,015	$-	$-	$-	$-	$5,466,015
Long-term debt (Note 9a)	44,984,760	-	-	-	-	44,984,760
Deposits on long-lead equipment purchases	59,462,491	4,316,284	-	-	-	63,778,775
Operating lease obligations	207,568	202,138	184,458	186,909	143,078	924,151
	$110,120,834	$4,518,422	$184,458	$186,909	$143,078	$115,153,701

For purchase agreements related to long-lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to-date are not refundable.

In February 2010, the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay the Company upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life. The drawdown of the cash payments is subject to the Company receiving the Record of Decision. The Company also signed an off-take agreement with Red Kite Explorer Trust (“Red Kite”) for the sale of 16.125% of Rosemont’s concentrate production to a maximum of 483,270 dry metric tonnes delivered to Red Kite.

In September 2010, the Company, pursuant to earn-in agreement with a Korean consortium to earn a 20% interest in Rosemont, entered into an off-take agreement with the Korean consortium for the sale of 30% of copper concentrate and 20% of copper cathode and molybdenum concentrate produced annually from Rosemont.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

15.	INCOME TAXES

a)	Income tax expense

The provision for income taxes reported differs from the amount computed by applying cumulative Canadian federal and provincial income tax rates to the loss before the tax provision due to the following:

	2011	2010
Net comprehensive profit	$16,879,065	$20,531,420
Statutory tax rate	26.5%	28.5%

Recovery of income taxes computed at statutory rates	4,473,000	5,851,453
Difference in foreign tax rates	2,619,000	2,834,319
Current year tax losses not recognized	(41,000)	(9,052,914)
Recognition of previously unrecognized tax attributes	(4,956,000)	-
Foreign exchange gain (loss)	293,000	(160,024)
Stock-based compensation	91,000	(149,240)
Other permanent differences	(1,268,000)	676,406
Deferred income tax expense	$1,211,000	$-

b)	The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	Recognized in	December 31,
	2010	Profit (Loss)	2011

Non-capital losses and other future tax
deductions	16,465,000	5,441,000	21,906,000
Working capital balances attributable to Joint
Venture	(1,507,000)	2,730,000	1,223,000
Long-term debt	(750,000)	750,000	-
Mineral properties, deferred development and
capital assets	(14,208,000)	(10,132,000)	(24,340,000)
Deferred income tax liability	-	(1,211,000)	(1,211,000)

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

c)	Deferred tax assets have not been recognized in respect of the following items:

	2011	2010
Non-capital losses and other future tax deductions	$7,538,000	$11,445,000
Mineral properties, deferred development and capital assets	50,000	-
Other assets	118,000	151,000
	$7,706,000	$11,596,000

As at December 31, 2011, the Company had deductible temporary differences for which deferred tax assets have not been recognized because it is not probable that future profit will be available against which the Company can utilize the benefits.

As of December 31, 2011, the Company has Canadian loss carry forwards of approximately $25.4 million (2010 - $22.0 million) and US loss carry forwards of approximately $53.6 million (2010 - $47.4 million) available to reduce future years’ income for tax purposes. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The tax loss carry forwards expire as follows:

Expiry of Tax Losses	Amount
December 31, 2014	$32,000
December 31, 2015	2,395,000
December 31, 2026	2,968,000
December 31, 2027	8,574,000
December 31, 2028	19,155,000
December 31, 2029	14,835,000
December 31, 2030	18,830,000
December 31, 2031	11,309,000
$78,098,000

d)	Unrecognized deferred tax liabilities

At December 31, 2011, the Company had a taxable temporary difference relating to investments in subsidiaries of $6,200,000 (2010 - $nil) that has not been recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

16.	SEGMENTED INFORMATION

The Company operates in one industry – mineral resource and development. The Company does not generate any revenue from its operations and the majority of non-current assets are in Canada and the U.S. As at December 31, 2011, the Company’s non-current assets in Canada were $8.98 million (December 31, 2010 - $4.60 million; January 1, 2010 - $2.30 million) and in the U.S. were $225.53 million (December 31, 2010 - $180.42 million; January 1, 2010 - $123.20 million). Non-current assets for this purpose consist of deposits on long-lead equipment, development costs, property, plant and equipment, mineral properties and other assets.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the net comprehensive profit (loss) by geographic location:

	2011	2010
Canada	$(2,852,597)	$(5,266,610)
U.S.	18,520,662	25,798,030
Net comprehensive profit	$15,668,065	$20,531,420

17.	SUBSEQUENT EVENTS

a)

On February 27, 2012, the Company and RK Mine Finance Fund (formerly, Red Kite Explorer Trust) signed a term sheet for a one year extension of the Loan (Note 9d) subject to due diligence, regulatory approvals, and completion of legal documents. The terms of the extension include interest payable at LIBOR plus 4.5% and mature at the earlier of April 14, 2013 or the date of closing of the senior debt project financing for the Rosemont project. In exchange for the extension, the Company extended the expiry date of the existing 1,791,700 share purchase warrants exercisable at C$3.90 per share to April 23, 2014 and commit to sell to RK Mine Finance Fund 80% of the annual copper cathode production at market terms.

b)

The final public hearing on the Rosemont draft Environmental Impact Statement (“EIS”) was held on January 14, 2012, with a public comment submission deadline initially scheduled for January 18, 2012. The U.S. Forest Service ("USFS") Coronado National Forest extended this public comment submission deadline for the draft EIS from January 18, 2012 to January 31, 2012.

c)

The U.S. Army Corps of Engineers (“ACOE”) completed their 45-day public comment period for the draft Clean Water Act 404 permit on January 19, 2012. As part of the comment process, the U.S. Environmental Protection Agency (“EPA”), as an advisory agency, has submitted a letter to the ACOE identifying the Rosemont permit as a candidate for review by the EPA and ACOE headquarters. The EPA letter identifies those subject areas that the EPA wishes to review in detail with the ACOE.